P&O
Established 1837

**Company Secretariat**
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

[redacted]



16 November 2004

**82-2083**



Dear Sirs

**P&O WELCOMES COSCO AS A NEW SHAREHOLDER IN ANTWERP**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
**Company Secretariat**

enc

12/29

*News Release*

16 November 2004

**P&O WELCOMES COSCO AS NEW SHAREHOLDER IN ANTWERP**

P&O and COSCO Pacific Limited (COSCO) are pleased to announce that they have signed a share purchase agreement for COSCO to acquire a 25% shareholding in P&O Ports' major new container terminal, Antwerp Gateway, in Belgium. Following the transaction, the shareholders will be P&O Ports 42.5%, COSCO 25%, P&O Nedlloyd 25% and Duisport 7.5%.

Antwerp is already the third largest container port in Europe, handling 5.45 million teu in 2003. It is also one of the fastest growing ports in the region, with annual growth forecast to be around 8% until at least 2010. In April 2004, P&O Ports signed a 40 year concession with the Antwerp Port Authority to equip and operate a new container terminal on the east side of the Deurganckdok in the Port of Antwerp.

The development is expected to be fully completed in 2010. The terminal will eventually have 6 berths, with a quayline of 2,450 metres, a draft of 17 metres and an annual handling capacity of in excess of 3.5 million teus. COSCO Group is committed to COSCO Lines delivering significant volumes to the new terminal.

Antwerp Gateway is expected to have a total development cost of €530 million. The first phase of the three phase development is anticipated to commence operation from mid-2005. It will comprise 1,650 metres of quayline and an estimated capacity of 1.4 million teus. Capital expenditure is estimated at €160 million, of which approximately €50 million will be incurred in 2004 with the balance in 2005.

Commenting on the agreement, Robert Woods, Chief Executive of P&O, said: "We very much welcome this agreement with COSCO. Antwerp is set to become one of